EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 4, 2009
Fixed charges:
Interest expense	$29
Estimated interest portion of rents	8
Total fixed charges	$37

Income:
Income from continuing operations before income taxes	$41
Fixed charges	37
Dividends in excess of pretax income of Textron Finance	84
Eliminate pretax loss of finance subsidiary	69
Adjusted income	$231

Ratio of income to fixed charges	6.24